FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORISED CAPITAL

CNPJ/MF nº 47.508.411/0001‐56

NIRE 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON THE 19TH OF FEBRUARY 2013

1.            DATE, TIME AND PLACE: On the 19th of February, 2013, at 2:00 p.m., at the registered offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro LuísAntônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Abilio dos Santos Diniz; Secretary: Julian Fonseca Peña Chediak.

3.            CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter. Mr. Abilio dos Santos Diniz, Mr. Pedro Paulo Falleiros dos Santos Diniz, Mrs. Geyze Marchesi Diniz, Mr. Jean‐Charles Henri Naouri, Mr. Antoine Marie Remi Lazars Giscard d’Estaing, Mr. Jean Louis Bourgier, Mr. Eleazar de Carvalho Filho, Mr. Roberto Oliveira de Lima, Mr. Luiz Augusto de Castro Neves, Mr. Pedro Henrique Chermont de Miranda, Mr. Guilherme Affonso Ferreira, Mr. Fábio Schvartsman, Mr. Arnaud Strasser and Mr. Ulisses Kameyama were present. The members of the Fiscal Council, namely Mr. Fernando Maida Dall’Acqua, Mr. Mario Probst and Mr. Raimundo Lourenço Maria Christians, were also present. Mr. Enéas Pestana, Mr. Christophe Hidalgo, Mr. Vitor Fagá, Mr. Aymar Giglio, Mr. Fernando Zancopé and Mrs. Maria Helena dos Santos Fernandes Santana were also present, as guests.

4.            AGENDA: (i) Analysis, discussion and approval of the financial statements regarding the fiscal year of 2012, together with the Management Report and the Independent Accounting Firm’s Report; (ii) discussion and approval of financial transaction with BNDES – PSI FINAME; (iii) discussion about the Stock Option Plan, contemplating: (a)  the increase of the global limit of granting; and (b)  the capital increase of the Company, as a consequence of the exercise of call options; (iv) compensation of the External Members of the Committees of the Board of Directors; and (v) the guarantee to be granted to the officers of the Company as per the recommendation approved by the Corporate Governance Committee.

5.            RESOLUTIONS: As the meeting was commenced, the Board members discussed the issues comprised in the agenda and approved the following resolutions:

5.1.        Mr. Christophe José Hidalgo gave a presentation regarding the financial results of the 4th quarter of 2012, of the fiscal year of 2012 and of January, 2013. The chairman of the Fiscal Council stressed that a favorable report had been issued, without reservations. The directors approved, unanimously and without reservations, the Financial Statements and the Management Report related to the fiscal year of 2012, considering the Independent Accounting Firm’s Report and the favorable report from the Fiscal Council. The members of the Board of Directors also approved to submit the Financial Statement and the Management Report, along with the Independent Accounting Firm’s and the Fiscal Council’s reports, to the General Shareholders Meeting.

5.2.        Mr. Christophe José Hidalgo submitted the financial transaction with BNDES-PSI FINAME to the Board of Directors. The purpose of such transaction is the granting of a pre-approved limit for the purchase of equipment, to the following companies and under the following conditions:

(i) R$500,000,000.00 (five hundred million Reais) to the Company, to be used within 2 (two) years, from Itaú BBA;

(ii) R$100,000,000.00 (one hundred million Reais) to Barcelona, to be used within 2 (two) years, fromItaú BBA;

(iii) R$35,000,000.00 (thirty five million Reais) to Nova Pontocom, to be used within 2 (two) years, from Itaú BBA; and

(iv) R$56,000,000.00 (fifty six million Reais) to Nova Casa Bahia, to be used within 6 (six) months, from Banco do Brasil.

The members of the Board of Directors unanimously approved such transaction.

5.3.        The directors discussed about the Stock Option Plan of the Company approved at the General Shareholders Meeting held on December 20th, 2006 (hereinafter referred to as “Plan”), and decided, unanimously, the following:

5.3.1.     To approve the increase of the global limit of shares destined to the Plan, as set forth on item 5.1. of the Plan, from 11,617,748 (eleven million, six hundred and seventeen thousand, seven hundred and forty-eight) preferred shares to 15,500,000 (fifteen million, five hundred thousand) preferred shares, hence an increase of 3,882,252 (three million, eight hundred and eighty-two thousand, two hundred and fifty-two) new preferred shares.

5.3.2.     In view of the exercise of A4 Silver and Gold, A5 Silver and Gold and A6 Silver and Gold Series of the Plan, the directors decided to approve the Company’s capital increase, within the authorized capital increase set forth in Article 6 of the Company’s Charter, in the amount of R$1,087,885.26 (one million, eighty seven thousand, eight hundred and eighty five Reais  and twenty six cents), corresponding to 41,370 (forty-one thousand, three hundred and seventy) preferred shares issued by the Company, divided as follows:

(i) 1,626 (one thousand, six hundred and twenty-six) preferred shares, at the issuance price of R$46.49 (forty six Reais  and forty nine cents) per share, determined in accordance with the Plan, in the total amount of R$75,592.74 (seventy-five thousand, five hundred and ninety two Reais  and seventy four cents), in connection with the exercise of A4 Silver Series;

(ii) 6,518 (six thousand, five hundred and eighteen) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$65.18(sixty five Reais  and eighteen cents), in connection with the exercise of A4 Gold Series;

(iii) 5,663 (five thousand, six hundred and sixty-three)  preferred shares, at the issuance price of R$54.69 (fifty four Reais  and sixty nine cents) per share, determined in accordance with the Plan, in the total amount of R$309,709.47 (three hundred and nine thousand, seven hundred nine Reais  and forty seven cents), in connection with the exercise of A5 Silver Series;

(iv) 5,662 (five thousand, six hundred and sixty-two) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$56.62(fifty six Reais  and sixty two cents), in connection with the exercise of A5 Gold Series;

(v) 10,952(ten thousand, nine hundred and fifty-two) preferred shares, at the issuance price of R$64.13 (sixty four Reais  and thirteen cents) per share, determined in accordance with the Plan, in the total amount of R$702,351.76 (seven hundred and two thousand, three hundred and fifty-one Reais  and seventy six cents), in connection with the exercise of A6 Silver Series; and

(vi) 10,949 (ten thousand, nine hundred and forty-nine) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$109.49 (one hundred and nine Reais  and forty-nine cents), in connection with the exercise of A6 Gold Series.

The preferred shares issued as a consequence of the capital increase shall have the same characteristics and conditions and shall be entitled to the same rights and benefits as the existing preferred shares, including the right to full dividends and other benefits that may be declared as from this date, in accordance with the Company’s Charter.

5.3.3.     Consequently, the Company’s share capital, which was in the amount of R$6,710,035,333.31 (six billion, seven hundred and ten million, thirty-five thousand, three hundred and thirty-three Reais  and thirty one cents), is now in the amount of R$6,711,123,218.57 (six billion, seven hundred eleven million, one hundred twenty-three thousand, two hundred and eighteen Reais  and fifty seven cents), fully subscribed and paid in, divided into 263,451,335 (two hundred sixty-three million, four hundred and fifty-one thousand, three hundred and thirty-five) shares with no par value, 99,679,851 (ninety-nine million, seven hundred and seventy-nine thousand, eight hundred and fifty-one) of which are common shares and 163,771,484 (one hundred and sixty-three million, seven hundred seventy-one thousand, four hundred and eighty-four) of which are preferred shares.

5.4.        Mr. Arnaud Strasser presented a proposal for the remuneration of the external members of the Board’s committees, reporting the discussions of the Human Resources and Compensation Committee. Ms. Geyze Marchesi Diniz also reported the arguments she and the chairman of the Board of Directors used, stating that the remuneration of the members of the Board of Directors should be evaluated. Mr. Pedro Paulo Falleiros dos Santos Diniz suggested that the Company use external advice with the purpose of evaluating the remuneration of the members of the Board of Directors and committees. Therefore, the chairman of the Board requested the management of the Company to prepare a study concerning the remuneration of the members of the Board of Directors, to be presented to the Human Resources and Compensation Committee. The members of the Board of Directors unanimously approved the proposal presented by the chairman of the Human Resources and Compensation Committee, with the purpose to remunerate external members which chair the committees in the monthly amount of R$20,000.00 (twenty thousand Reais), and other external members in the monthly amount of R$15,000.00 (fifteen thousand Reais).

5.5.        Regarding the resolution concerning the recommendation approved by the Corporate Governance Committee on the granting of guarantees to the Executive Officers of the Company, the chairman of the Board of Directors requested clarifications to the members of such Committee, as in the attached written statement. Mrs. Maria Helena dos Santos Fernandes Santana gave a presentation and provided clarifications about such proposal. The chairman of the Committee presented a written statement of vote, which was handed over to the secretary and attached to these minutes. With the abstention of Mr. Pedro Henrique Chermont de Miranda, Mr. Pedro Paulo Falleiros dos Santos Diniz, Mrs. Geyze Marchesi Diniz and Mr. Abilio dos Santos Diniz, the Board of Directors unanimously decided the following:

(i) Any costs which may eventually arise from the defense of the Company’s Executive Officers, as a consequence of a demand before any jurisdiction from Mr. Abilio dos Santos Diniz himself or any third parties, as a result of the facts stated in the notifications dated as of January 25th and 29th, 2013, shall be paid by the Company, promptly and directly, even if such executive officers leave the Company, except for cases of reimbursement of expenses covered by the D&O insurance policy in force;

(ii) Any and all obligation that may be imposed to the Company’s Executive Officers as a result of the facts stated in the notifications referred to in the precedent item, and which have not resulted from the execution of any act contemplated in the provision set forth in Section 159 of the Federal Law No. 6,404 of 1976, shall be paid by the Company, in case the decision determining such conviction has become final and not subject to appeal, and after the due process and defense has been concluded; and

(iii) In case any measure that may result in the enforcement of the guarantee referred to in items (i) and (ii) above is taken against the members of the Executive Officers, they shall immediately inform the Board of Directors and the Chief Executive Officer, so that the Company may give its opinion on the choice of the professionals and on the drafting of the defense.

5.6.        The resignation presented by Mr. Andelaney Carvalho dos Santos to the position of IT Executive Officer is hereby registered. The chairman, on behalf of the Company, thanked Mr. Andelaney Carvalho dos Santos for the services rendered and for the time dedicated to the Company.

5.6.1. As a consequence of the resignation presented by Mr. Andelaney Carvalho dos Santos to the position of IT Executive Officer, the members of the Board confirmed and consolidated the Executive Board’s composition, namely: Chief Executive Officer: Enéas César Pestana Neto; Executive Vice President of Retail Businesses: José Roberto Coimbra Tambasco; Corporate and Investors’ Relations Officer: Vitor Fagá de Almeida; Management Control and Strategic Planning Officer: Paulo Gualtieri; Corporate Services and Financial Officer: Christophe José Hidalgo; Wholesale Businesses Officer: Belmiro de Figueiredo Gomes; Real Estate Businesses Officer: Alexandre Gonçalves de Vasconcellos;  and Supply Chain Officer: Marcelo Lopes.

6.            APPROVAL AND SUBMISSION OF MINUTES: Having nothing to discuss further, the proceedings were adjourned and these minutes were prepared. Once the proceedings were resumed, these minutes were read and approved, all the attending Board members having signed them. São Paulo, 19th of February, 2013. Signatures: Chairman – Abilio dos Santos Diniz; Secretary – Julian Fonseca Peña Chediak.Abilio dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Jean‐Charles Henri Naouri, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Eleazar de Carvalho Filho, Roberto Oliveira de Lima, Luiz Augusto de Castro Neves, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira, Fábio Schvartsman, Arnaud Strasser and Ulisses Kameyama. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Julian Fonseca Peña Chediak

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 20, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.